[SXT letterhead]
March 3, 2006
VIA EDGAR AND FACSIMILE
Ms. Patricia Armelin
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

RE:	Sensient Technologies Corporation
Commission File No. 1-7626
Dear Ms. Armelin:
     This letter responds to the Staff’s comments in your letter dated February 28, 2006 addressed to Sensient relating to Sensient’s Form 8-K dated February 17, 2006. The responses set forth below relate to the numbered paragraphs in your letter, which is attached to the fax delivered copy of this letter for convenient reference.

Comment
No.	Sensient Response

1	We hereby confirm our intention to file a Form 8-K at the time the audit is completed and the engagement of Deloitte & Touche LLP (“Deloitte”) has actually terminated, setting forth the information required by Item 4.01 of Form 8-K and Item 304 of Regulation S-K, including an updated letter from Deloitte regarding the information to be contained in such Form 8-K.
*         *         *
     On behalf of Sensient, and as requested in your letter, we acknowledge that:
•	Sensient is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes in disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

Ms. Patricia Armelin
March 3, 2006

•	Sensient may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We trust that you will find this letter responsive to your comments. Please feel free to contact me at 414-347-3761, or Mr. Joseph Masterson of Quarles & Brady LLP, our outside counsel, at 414-277-5169, if you have any questions or need further information.

Very truly yours,

SENSIENT TECHNOLOGIES CORPORATION

By:	John L Hammond
Vice President, Secretary and
General Counsel
cc: Joseph D. Masterson, Esq.